Exhibit 99.1

Harbin Electric Announces Earnings for the Second Quarter of Fiscal Year 2006

HARBIN, China, Aug. 14, 2006 /Xinhua-PRNewswire-FirstCall/ -- Harbin Electric, Inc., (OTC Bulletin Board: HRBN) a U.S. company, with operations based in Harbin, China, today announced financial results for the second quarter ended June 30, 2006. Sales for the quarter were $9.71 million, an increase of 84% over the second quarter of last year. Sales of linear motor and special motor products drove the growth the period. Industrial electric linear motors and other special motors continued to comprise significantly all of our total product sales in both comparable periods.

Reported net income was $3.68 million with fully diluted earnings per share of $0.21 compared to $2.61 million and $0.17 respectively for the three months ended June 30, 2005, an increase of 41%. The increase is primarily attributed to the continued increase in sales levels. Gross margins were 49.4% for the second quarter of 2006 compared to 52.2% the second quarter of last year. Our operating margins were 37.7% during the second quarter of 2006 compared to 49.2% in the comparable period last year. The Company incurred total operating expenses of $1.14 million, or 11.7% of sales, as compared to $0.160 million, or 3.0% of sales, for the corresponding three-month period last year.

We ended the quarter with a strong balance sheet. The Company ended the quarter with $11.5 million in cash, as compared with $3.76 million for the corresponding period in 2005. The increased cash position was mainly due to higher net income. Shareholders’ equity increased for the 6th consecutive quarter to a record high of $32.1 million. This rise is largely due to increased retained earnings from our net profits. The Company ended the quarter with no long-term debt. These financial results can be seen in greater detail in the Company's SEC Form 10-QSB filed with the Securities and Exchange Commission (http://www.sec.gov) on August 14, 2006.

"The second quarter continued our strong start to 2006,” stated TianFu Yang, Chairman and CEO of Harbin Electric, Inc. "We are very happy with our financial performance as the company reports high levels of continued growth while maintaining our existing levels of profitability. Growth was primarily driven by sales of electric motors in domestic China and we continue to experience contributions from new international relationships. Our current sales initiatives will continue to attract profitable long-term customers and partners both in China and internationally,” Mr. Yang continued. “The company continues to make progress on its growth initiatives. We look forward to updating you as we make further progress.”

About Harbin Electric, Inc.

Harbin Electric, Inc. designs, develops and manufactures linear motors and special electric motors. With proprietary technology and core patents, the Company builds a wide array of customized linear motors and other special motor for a variety of applications and industries. The Company currently designs and supplies its motor products and systems to numerous end users throughout the Chinese domestic market, as well as, to other industrial OEM customers overseas. Industry applications for linear motors include oilfield services, conveyor systems, factory automation, packaging equipment, as well as mass transportation systems. The Company is based in Harbin, China along with its wholly-owned subsidiaries. The Company has 223 employees with approximately 200,000 square feet of state-of-the-art manufacturing space. For further information, please see our filings with the Securities and Exchange Commission (http://www.sec.gov).

Safe Harbor Statement

The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its quarterly report on Form 10-QSB for the quarter ended June 30, 2006. The Company does not undertake any obligation to update forward-looking statements contained in this press release.

This press release contains forward-looking information about the Company that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

ASSETS	As of June 30, 2006

CURRENT ASSETS:
Cash & cash equivalents	$11,494,797
Accounts receivable, net of allowance for uncollectible accounts of $30,000	8,395,448
Inventory	908,562
Advances to suppliers	4,601,117
Prepaid expenses	5,096

Total current assets	25,405,020

PROPERTY AND EQUIPMENT, net	7,876,280

INTANGIBLE ASSETS, net	306,630

TOTAL ASSETS	$33,587,930

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$773,663
Payment in advance	673,924

TOTAL CURRENT LIABILITIES	1,447,587

STOCKHOLDERS' EQUITY
Common stock, .00001 par value; authorized shares 100,000,000; issued and outstanding 16,600,451 shares	166
Additional paid in capital	11,627,676
Statutory reserves	2,967,560
Accumulated other comprehensive income	732,650
Retained earnings	16,812,292

Total stockholders' equity	32,140,344

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$33,587,930

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	FOR THE SIX MONTH		FOR THE THREE MONTH
	PERIODS ENDED		PERIODS ENDED
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net revenue	$18,590,003	$9,402,739	$9,711,345	$5,274,442
Cost of revenue	9,515,476	4,598,080	4,910,553	2,520,020
Gross profit	9,074,527	4,804,659	4,800,791	2,754,422
Operating expenses:
Selling expenses	424,606	124,333	216,600	17,745
General and administrative expenses	1,833,000	394,001	924,243	142,301
Total operating expenses	2,257,607	518,334	1,140,842	160,046
Income from operations	6,816,920	4,286,325	3,659,949	2,594,376
Non-operating Income
Realized gain on sale of marketable securities	571,143	-	-	-
Other income (expense)	53,148	-	(914)	-
Interest income	31,030	14,118	18,709	13,824
Net income	7,472,241	4,300,443	3,677,744	2,608,200
Other comprehensive item:
Unrealized gain on marketable securities	-	(145,645)	-	-
Translation gain	322,355	-	80,612	-
Reclassification adjustment for gains on sale of marketable securities	(587,171)	-	-	(159,645)
Comprehensive Income	$7,207,425	$4,154,798	$3,758,355	$2,448,555
Basic weighted average shares outstanding	16,600,451	15,000,450	16,600,451	15,000,450
Basic net earnings per share	$0.45	$0.29	$0.22	$0.17
Diluted weighted average shares outstanding	17,245,535	15,125,588	17,350,758	15,125,588
Diluted net earnings per share	$0.43	$0.28	$0.21	$0.17

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	FOR THE SIX MONTH PERIODS ENDED
	June 30, 2006	June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,472,241	$4,300,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	146,512	211,290
Realized gain on sale of marketable securities	(571,143)	-
Stock based compensation	330,000	-
(Increase) decrease in current assets:
Accounts receivable	(2,490,257)	(1,900,326)
Inventory	444,295	1,411
Advances to suppliers	(1,826,602)	(1,183,090)
Other assets	(960)	-
Increase in current liabilities:
Accounts payable	583,747	414,336
Payment in advance	670,950	-
Accrued expenses	-	(116,650)

Net cash provided by operating activities	4,758,783	1,727,414

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	1,093,165	-
Acquisition of intangible assets	-	(266,200)
Acquisition on property & equipment	(175,582)	(210,888)

Net cash provided by (used in) investing activities	917,583	(477,088)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due to related party	-	87,360
Advances to related party	-	206,309

Net cash provided by financing activities	-	293,669

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	79,412	-

NET INCREASE IN CASH & CASH EQUIVALENTS	5,755,778	1,543,995

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	5,739,019	2,210,803

CASH & CASH EQUIVALENTS, END OF PERIOD	$11,494,797	$3,754,798

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED JUNE 30, 2006

	Common Stock
	Number of shares	Amount	Additional paid in capital	Subscription receivable	Shares to be issued	Statutory reserves	Other comprehensive income (loss)	Retained earnings (deficit)	Total stockholders' equity

Balance as of December 31, 2003	1,357,466	$14	$725,986	$-	$-	$-	$-	$(3,880)	$722,120

Issuance of subsidiary's stock	10,642,534	106	5,771,736	(4,862,256)	-	-	-	-	909,586

Accrued interest on subscription receivable	-	-	125,859	(125,859)	-	-	-	-	-

Unrealized loss on investment	-	-	-	-	-	-	(102,245)	-	(102,245)

Net income for the year ended December 31, 2004	-	-	-	-	-	-	-	2,311,333	2,311,333

Allocation to statutory reserves	-	-	-	-	-	346,700	-	(346,700)	-

Balance as of December 31, 2004	12,000,000	120	6,623,581	(4,988,115)	-	346,700	(102,245)	1,960,753	3,840,794

Recapitalization on reverse acquisition	3,000,451	30	(30)	-	-	-	-	-	-

Forward stock split				-		-	-	-	-

Shares to be issued (786,000) for acquisition of JV	-		-	-	-	-	-	-	-

Subscription receivable exchange for Property & equipment	-	-	-	4,862,256	-	-	-	-	4,862,256

Accrued interest on subscription receivable	-	-	(125,859)	125,859	-	-	-	-	-

Shares issued for cash	1,600,000	16	4,799,984	-	-	-	-	-	4,800,000

Allocation to statutory reserves	-	-	-	-	-	1,500,024	-	(1,500,024)	-

Items of other comprehensive income:

Unrealized gain on investment	-	-	-	-	-	-	587,171	-	587,171

Shares to be issued for Joint Venture	-	-	-	-	-	-	-	-	-

Foreign currency translation	-	-	-	-	-	-	512,540	-	512,540

Net income for the year ended December 31, 2005	-	-	-	-	-	-	-	10,000,158	10,000,158

Balance as of December 31, 2005	16,600,451	166	11,297,676	-	-	1,846,724	997,466	10,460,887	24,602,919

Allocation to statutory reserves		-	-	-	-	1,120,837	-	(1,120,837)	-

Stock option vested		-	330,000	-	-	-	-	-	330,000

Unrealized gain on investment		-	-	-	-	-	(587,171)	-	(587,171)

Foreign currency translation		-	-	-	-	-	322,355	-	322,355

Net income for the six month period ended June 30, 2006		-	-	-	-	-	-	7,472,241	7,472,241

Balance as of June 30, 2006	16,600,451	$166	$11,627,676	$-	$-	$2,967,560	$732,650	$16,812,292	$32,140,344

For more information, please contact:

Barry L. Raeburn
EVP Finance & Corporate Development
Tel: +1-215-854-8104
Email: info@HarbinElectric.com

In China:
Chungang Xia
Corporate Secretary / China PR
Email: mainlandIR@HarbinElectric.com
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Source: Harbin Electric, Inc.